As filed with the Securities and Exchange Commission on December 20, 2007
Registration No. 333-______

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SMF ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	65-0707824
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 West Cypress Creek Road, Suite 400
Fort Lauderdale, Florida 33309
Telephone: (954) 308-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Richard E. Gathright
Chief Executive Officer and President
SMF Energy Corporation
200 West Cypress Creek Road, Suite 400
Fort Lauderdale, Florida 33309
Telephone: (954) 308-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
S. Lee Terry, Jr.
Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Telephone: (303) 892-9400

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box: ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per Unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.01 par value	4,566,219	$.74 (2)	$ 3,379,002.00 (2)	$ 103.74
Common Stock Purchase Warrants	79,054	$1.752	$138,502.60	$ 4.25

(1)
Pursuant to Rule 416 of the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such additional number of shares of common stock that may become issuable as a result of any stock splits, stock dividends, or other similar transactions.

(2)
Estimated solely for the purpose of computing the registration fee. The proposed maximum offering price per share and maximum aggregate offering price for the shares being registered hereby are calculated in accordance with Rule 457(c) under the Securities Act using the average of the high and low sales price per share of our common stock on December 17, 2007, as reported on the Nasdaq Capital Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and neither SMF Energy Corporation nor the Selling Stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 20, 2007

PROSPECTUS

SMF ENERGY CORPORATION
4,566,219 SHARES COMMON STOCK
79,054 WARRANTS

This prospectus relates to the proposed resale by the selling stockholders identified in this prospectus (each a “Selling Stockholder and collectively, the “Selling Stockholders”) of 4,566,219 shares of common stock (the “Shares”) of SMF Energy Corporation and 79,054 common stock purchase warrants (the “Warrants”). The Shares now offered for resale include the 790,542 common shares issued to institutional and private investors, 63,327 common shares issued as compensation to placement agents and the 79,054 shares underlying the same number of Warrants (the “Warrant Shares”) and the 3,633,296 shares (the “Note Shares”) issuable upon the conversion of four-year Senior Secured Convertible Promissory Notes (the “August 2007 Convertible Notes”). The Shares, Warrants and August 2007 Convertible Notes were issued in a private placement in August 2007. Each of the Warrants entitles the holder to purchase one Warrant Share at an exercise price of $1.752 per share.

This offering is not being underwritten. The offering price of the Shares that may be sold by Selling Stockholders may be the market price for our common stock prevailing at the time of sale on the Nasdaq Capital Market, a price related to the prevailing market price, a negotiated price or such other prices as the Selling Stockholders determine from time to time. The Warrants do not have an established trading market and will not be listed on any securities exchange. The offering price of the Warrants that may be sold by the Selling Stockholders may be the market price, if a market develops, a negotiated price or such other prices as the Selling Stockholders determine from time to time.

We could receive up to $138,502.60 if the Selling Stockholders exercise the Warrants. We would also benefit by the reduction of up to $5,304,612.50 of outstanding debt if that portion of the August 2007 Convertible Notes is converted to common stock. We will not receive any proceeds from the sale of the Shares or the Warrants by any of the Selling Stockholders.

Our common stock is listed on the Nasdaq Capital Market under the symbol “FUEL.” On December 17, 2007, the closing price of our common stock was $.72 per share.

For a discussion of certain risks that should be considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2007.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	2
PROSPECTUS SUMMARY	3
RISK FACTORS	4
USE OF PROCEEDS	9
DESCRIPTION OF WARRANTS	9
SELLING STOCKHOLDERS	9
PLAN OF DISTRIBUTION	14
EXPERTS	16
WHERE YOU CAN FIND MORE INFORMATION	16
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	16

As used in this prospectus, the terms “SMF,” “we,” “us,” and “our” refer to SMF Energy Corporation.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words “intends,” “believes,” “estimates,” “seeks,” “project,” “expects,” “anticipates,” “plans,” “approximately,” “should,” “may,” “will” or similar expressions are intended to identify such statement. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption “Risk Factors” in this prospectus. You should pay particular attention to the cautionary statements involving our history of losses, our capital requirements, our expansion and acquisition strategies, competition and government regulation. These factors and the others set forth under “Risk Factors” may cause our actual results to differ materially and adversely from any forward-looking statement.

PROSPECTUS SUMMARY

Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference, before you decide whether to buy our common stock. You should pay special attention to the risks of investing in our common stock as discussed under “Risk Factors.”

SMF Energy Corporation

We provide commercial mobile and bulk fueling, integrated out-sourced fuel management, packaging, distribution and sale of lubricants and chemicals, transportation logistics, and emergency response services. Our fleet delivers diesel fuel and gasoline to customer locations on a regularly scheduled or as needed basis, refueling vehicles and equipment, re-supplying bulk storage tanks, and providing fuel for emergency power generation systems. We also distribute a wide variety of specialized petroleum products, lubricants and chemicals primarily to our customers in Texas. Our fleet of special duty tractor-trailer units provides heavy haul transportation logistics services over short and long distances to customers requiring the movement of over-sized and/or over-weight equipment and heavy manufactured products. As of November 30, 2007, we were conducting operations from 26 locations in the ten states of Alabama, California, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee and Texas.

Our subsidiary, SMF Services, Inc., is engaged in the sale of commercial fuel, petroleum lubricants and transportation logistics operations in the Houston, Dallas/Fort Worth, Austin and San Antonio markets in Texas under the name Shank Services. Another subsidiary, H & W Petroleum Company, Inc., is a Houston, Texas based marketer and distributor of lubricants, commercial fuels and other petroleum products as well as dry cleaning solvents and chemicals, serving the greater Houston metropolitan area and the Dallas/Fort Worth, Freeport, Longview, Lufkin, San Antonio and Waco markets in Texas.

On February 14, 2007, we changed our name from Streicher Mobile Fueling, Inc. to SMF Energy Corporation and reincorporated in Delaware. Our principal executive office is located at 200 West Cypress Creek Road, Suite 400, Ft. Lauderdale, Florida 33309, and our phone number is (954) 308-4200. Our website is http://www.mobilefueling.com. The information on our website does not constitute part of this prospectus.

The Offering

We are registering 79,054 Warrants and 4,566,219 Shares, including 790,542 common shares issued to institutional and private investors, 63,327 common shares issued as compensation to placement agents, the 79,054 Warrant Shares and the 3,633,296 Note Shares. The Selling Stockholders are offering to sell the Shares and the Warrants pursuant to this prospectus.

The Selling Stockholders purchased 790,542 common shares or received the 63,327 common shares issued as compensation, the Warrants and the August 2007 Convertible Notes in a private placement completed on August 8, 2007. We relied on the exemptions from registration provided by Sections 4(2) and 4(6) of the Securities Act and Regulation D promulgated thereunder in connection with the private placement.

Use of Proceeds

We will receive up to $138,502.60 upon the exercise of the Warrants by the Selling Stockholders. We would also benefit by the reduction of up to $5,304,612.50 of outstanding debt if that portion of the August 2007 Convertible Notes is converted to common stock. We will not receive any proceeds from the sale of the Shares or the Warrants by the Selling Stockholders.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should carefully consider the following discussion of risks, in addition to the other information included or incorporated by reference in this prospectus, before purchasing any of the securities. In addition to historical information, the information in this prospectus contains “forward -looking” statements about our future business and performance. See “Forward-Looking Statements.” Our actual operating results and financial performance may be very different from what we expect as of the date of this prospectus. The risks below address the material factors that may affect our future operating results and financial performance.

No Assurances of Future Profitability; Losses from Operations; Need for Capital. We incurred net losses of $6.6 million, $4.9 million, and $1.5 million, for the fiscal years ended June 30, 2007, 2006, and 2005 and a net loss of $3.0 million for the quarter ended September 30, 2007. In order to generate profits in the future, we need to reduce cash and non-cash interest expense, increase volumes of products and services sold at profitable margins, control costs and generate sufficient cash flow to support working capital and debt service requirements. There is no assurance that our management will be able to accomplish our business plan or continue to raise capital at terms that are acceptable to us in order to support working capital requirements or debt service shortfalls during any business downturns.

Since the end of fiscal 2007, we have faced increased working capital risks created by limitations on supplier credit, since some of our existing suppliers have declined to provide us with credit terms, reducing our cash availability under our bank line of credit and requiring us to seek additional capital. See “Limitations on Supplier Credit” below. As a result, in November 2007, we raised additional short term capital by completing a $2 million private placement of debt securities, which securities consist of unsecured loans that must be repaid with the proceeds of a planned private equity placement or within six months, whichever first occurs (the “November 2007 promissory notes”). The net proceeds of this private placement were used to increase the amount of credit available from suppliers and for working capital generally.

We also raised additional capital during fiscal 2007 from the proceeds of warrant exercises and from two separate private placements. First, we completed a $3.3 million private placement of equity securities in February 2007. Then, in August 2007, we sold $11.8 million in debt and equity securities that we used to satisfy the balance of the secured promissory notes we had previously issued in August 2003, January 2005, and September 2005 and to lower the total senior secured convertible subordinated debt from $11.2 million to $10.6 million. The August 2007 transaction resulted in the recognition of a $1.6 million in loss on extinguishment of debt, which loss comprised the majority of our $3.0 million loss for the first quarter of fiscal 2008. The additional capital raised during fiscal 2007 was used for development and maintenance of our improved corporate infrastructure, integration of our recent acquisitions, capital expenditures related to the implementation of our new Enterprise Resource Planning (“ERP”) system, corporate office leasehold improvements and other capital purchases, and principal payments on the Company’s secured notes.

We need to raise additional capital to repay the November 2007 promissory notes before their maturity in May of 2008 and for general working capital purposes. In the future, we may need to raise additional capital to fund new acquisitions, to expand or diversify existing operations or to make additional debt repayments. While we believe that we will be able to obtain additional capital on terms acceptable to us that, together with the cash available under our bank line of credit, will provide sufficient working capital to maintain our business during the remainder of fiscal 2008, there can be no assurance that we will do so.

Limitations on Supplier Credit. We purchase the fuel sold to our customers from multiple suppliers at daily market prices, typically on 10 to 12 day credit terms. Recent increases in the cost of fuel have correspondingly increased the amount of short-term credit that we extend to our customers and, in turn, that we seek from our suppliers. In some cases, fixed dollar credit limits have limited the total gallons of fuel available to us from certain suppliers. As a result, in those markets where there is a high demand for fuel but a limited number of fuel suppliers, the product demand from our customers may exceed the aggregate credit available to us from the pool of suppliers in that market. Historically, when individual suppliers declined to offer credit terms acceptable to us, we were able to acquire fuel on our customary 10 to 12 day payment terms from other suppliers. Recently, however, some of our existing suppliers declined to provide us with such credit terms. While we were able to use other existing suppliers to provide product to our customers, in some cases, this required us to pay for fuel earlier than our typical 10 to 12 day terms, which in turn reduced our cash availability under our bank line of credit. While we continued to seek additional suppliers in this market to provide acceptable pricing and credit terms to maximize our credit capacity, we were nevertheless required to raise additional short-term capital to offset the limitations on supplier credit. Accordingly, in November 2007, we completed a $2 million private placement of unsecured debt that must be repaid with the proceeds of a planned private equity placement or within six months, whichever first occurs. The net proceeds of this private placement were used to increase the amount of credit available from suppliers and for working capital generally. While we are seeking additional equity capital to repay the November 2007 short term debt and provide additional working capital, there is no assurance that we will be able to do so.

Even if we do raise the additional equity capital we are currently seeking, if fuel prices continue to increase or if we incur additional losses from operations, we may be unable to obtain enough suppliers offering acceptable terms or arrange other financing for our fuel purchases in the future. In such an event, we might have to change payment terms or raise prices for some of our customers, either of which could reduce the level of our fueling business and could have a material adverse effect on the Company’s financial performance and cash resources. Although there can be no assurance, we believe that we will be able to maintain or obtain adequate short term credit from our suppliers in all of the markets we serve, or make other financing arrangements in those markets where supplier credit is limited, to maintain our business during the remainder of fiscal 2008.

Trading Market for Our Common Stock. Our common stock trades on the Nasdaq Capital Market under the symbol FUEL. During the past few years, our stock has sometimes traded in large daily volumes and other times at much lower volumes, in many cases at wide price variances. This volatility, which could make it difficult for stockholders to sell shares at a predictable price or at specific times, is generally due to factors beyond our control. Quarterly and annual operating results, changes in general conditions in the economy, the financial markets or other developments affecting us could also cause the market price of our common stock to fluctuate.

Potential Delisting from Nasdaq. If we fail to raise enough equity capital to maintain our current level of shareholders equity or if our common stock continues to trade at a price lower than $1 per share for an extended period of time, then our common stock may be delisted from the Nasdaq Capital Market. Delisting could have a material adverse effect on the liquidity of shares of our common stock and, indirectly, on the trading price or other value of those shares. If our common stock was delisted from Nasdaq, it would still be traded on the OTC Bulletin Board but we would lose various advantages attendant to listing on a national securities exchange, including but not limited to eligibility to register the sale or resale of our shares on Form S-3 and the automatic exemption from registration under state securities laws for exchange listed securities.

Nasdaq Marketplace Rule 4310(c)(4) provides that, for continued listing, common stock must have a minimum bid price of $1 per share for a period of 30 consecutive business days. As of November 13, 2007, the closing bid price of our common stock had been less than $1 per share for 25 consecutive business days. If such failure continues for another 5 consecutive business days, Nasdaq will provide us with a period of 180 calendar days to achieve compliance. If we do not achieve compliance during the 180 days, we may be afforded an additional 180 day compliance period.

We would be granted the second 180 days to establish compliance if, on the 180th day of the first compliance period, we have either (A) stockholders' equity of $5 million and a market value of publicly held shares of $15 million; or (B) stockholders’ equity of $4 million, a market value of listed securities of $50 million, and a market value of publicly held shares of $15 million; or (C) stockholders’ equity of $4 million, net income from continuing operations of $750,000 in our most recently completed fiscal year and a market value of publicly held shares of $5 million. Establishing compliance with the minimum bid price requirement generally requires meeting the applicable standard for a minimum of 10 consecutive business days, but generally no more than 20 consecutive business days. Therefore, if our common stock does not achieve a closing bid price of $1 or more in the next 5 business days, and the closing bid price is not consistently at or above $1 before the end of the first compliance period, our common stock would be delisted from Nasdaq unless we met one of the three alternatives for obtaining another 180 days to achieve such compliance.

In addition, Nasdaq Marketplace Rule 4310(c)(3) provides that, irrespective of the trading price, in order to remain listed on Nasdaq, we must maintain either (a) stockholders' equity of $2.5 million; or (b) market value of listed securities of $35 million; or (c) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. At September 30, 2007, we had stockholders equity of $2.5 million and had not reported net income in any of our last three fiscal years. Accordingly, if for any reason our stockholders’ equity is less than $2.5 million as of December 31, 2007, then the market value of our common stock must be at or above $35 million to maintain compliance with Rule 4310(c). As of December 14, 2007, the market value of our common stock was $10,480,320. Under Nasdaq Marketplace Rule 4310, a failure to meet the continued listing requirement for the market value of listed securities must continue for a period of 30 consecutive business days before a deficiency will be deemed to exist and the issuer then has a period of 90 calendar days to achieve compliance. Therefore, if we report shareholders equity of less than $2.5 million as of December 31, 2007 in our next Form 10-Q, and our market value remains below $35 million for 30 consecutive business days thereafter, then we will have 90 calendar days to increase our shareholders equity or market value to avoid delisting from Nasdaq.

Growth Dependent Upon Future Expansion; Risks Associated With Expansion into New Markets. While we intend to continue to expand through acquisitions, our growth will also depend upon the ability to achieve greater penetration in existing markets and to successfully enter new markets in both additional major and secondary metropolitan areas. Such organic expansion will largely be dependent on our ability to demonstrate the benefits of our services and products to potential new customers, successfully establish and operate new locations, hire, train and retain qualified management, operating, marketing and sales personnel, finance acquisitions, capital expenditures and working capital requirements, secure reliable sources of product supply on a timely basis and on commercially acceptable credit terms, and successfully manage growth by effectively supervising operations, controlling costs and maintaining appropriate quality controls. There can be no assurance that we will be able to successfully expand our operations into new markets.

Acquisition Availability; Integrating Acquisitions. Our future growth strategy involves the acquisition of complementary businesses, such as wholesale fuel or petroleum lubricants marketers and distributors; wholesale fuel and other commercial mobile fueling companies; and transportation logistics services businesses. It is not certain that we will be able to identify or make suitable acquisitions on acceptable terms or that any future acquisitions will be effectively and profitably integrated into our operations. Acquisitions involve numerous risks that could adversely affect our operating results, including timely and cost effective integration of the operations and personnel of the acquired business; potential write downs of acquired assets; retention of key personnel of the acquired business; potential disruption of existing business; maintenance of uniform standards, controls, procedures and policies; additional capital needs; the effect of changes in management on existing business relationships; and profitability and cash flows generally.

Need to Maintain Effective Internal Controls. In fiscal 2006, our management identified significant deficiencies related to policies and procedures to ensure accurate and reliable interim and annual consolidated financial statements that, considered together, constituted a material weakness in our internal controls. Even though we have taken the necessary steps to correct the identified material weakness and have not identified any material weakness for fiscal 2007, it is possible that, considering our size, our limited capital resources and our need to continue to expand our business by acquisitions and diversification, we may identify another material weakness in our internal controls in the future. Moreover, even if we do not identify any material weakness or significant deficiencies, our internal controls may not prevent all potential errors or fraud because any control system, no matter how well designed, cannot provide absolute assurance that the objectives of the control system will be achieved.

Dependence on Key Personnel. Our future success will be largely dependent on the continued services and efforts of Richard E. Gathright, our Chief Executive Officer and President, and on those of other key executive personnel. The loss of the services of Mr. Gathright or other executive personnel could have a material adverse effect on our business and prospects. Our success and plans for future growth will also depend on our ability to attract and retain additional qualified management, operating, marketing, sales and financial personnel. There can be no assurance that we will be able to hire or retain such personnel on terms satisfactory to us. We have entered into written employment agreements with Mr. Gathright and certain other key executive personnel. While Mr. Gathright’s employment agreement provides for automatic one-year extensions unless either party gives notice of intent not to renew prior to such extension, there is no assurance that Mr. Gathright’s services or those of our other executive personnel will continue to be available to us.

Fuel Pricing and Supply Availability; Effect on Profitability. Diesel fuel and gasoline are commodities that are refined and distributed by numerous sources. We purchase the fuel delivered to our customers from multiple suppliers at daily market prices and in some cases qualifies for certain discounts. We monitor fuel prices and trends in each of our service markets on a daily basis and seek to purchase our supply at the lowest prices and under the most favorable terms. Commodity price risk is generally mitigated since we purchase and deliver our fuel supply daily and generally utilize cost-plus pricing when billing our customers. If we cannot continue to utilize cost-plus pricing when billing our customers, margins would likely decrease and losses could increase. We have not engaged in derivatives or futures trading to hedge fuel price movements. In addition, diesel fuel and gasoline may be subject to supply interruption due to a number of factors, including natural disasters, refinery and/or pipeline outages, labor disruptions and supplier credit limitations. The reduction of available supplies or our access to those supplies could impact our ability to provide commercial mobile and bulk fueling, and emergency response services and impact profitability.

Risks Associated with Customer Concentration; Absence of Written Agreements. Although we provide services to many customers, a significant portion of our revenue is generated from a few of our larger customers. While we have formal, length of service written contracts with some of these larger customers, such agreements are not customary and we do not have them with the majority of our customers. As a result, most of our customers can terminate our services at any time and for any reason, and we can similarly discontinue service to those customers. We may also discontinue service to a customer if changes in the service conditions or other factors cause us not to meet our minimum level of margins and rates, and the pricing or delivery arrangements cannot be re-negotiated. As a result of this customer concentration and the absence of written agreements, our business, results of operations and financial condition could be materially adversely affected if one or more of our larger customers were lost or if we were to experience a high rate of service terminations of our other customers.

Management of Growth; Accounting and Information Technology Systems Implementation. Our future growth strategy requires effective operational, financial and other internal systems, and the ability to attract, train, motivate, manage and retain our employees. If we are unable to manage growth effectively, results of operations will be adversely affected. In particular, our results of operations will be influenced by the redesign and implementation of our accounting and information technology systems. While in the short run, the costs of that redesign and implementation increased our expenses and adversely affected our results of operations, we expect that, with the implementation completed, it will help reduce operating costs and improve our ability to effectively manage our business and integrate acquisitions. There can be no assurance, however, that such redesign and implementation will be completed as planned, or that it will have the intended results.

Competition. We compete with other service providers, including several large regional providers and numerous small, local independent operators, who provide some or all of the same services that we offer to our customers. In the mobile fueling area, we also compete with retail fuel marketing, since fleet operators have the option of fueling their own equipment at retail stations and at other third-party service locations such as card lock facilities. Our ability to compete is affected by numerous factors, including price, the complexity and technical nature of the services required, delivery dependability, credit terms, the costs incurred for non-mobile fueling alternatives, service locations as well as the type of reporting and invoicing services provided. There can be no assurance that we will be able to continue to compete successfully as a result of these or other factors.

Operating Risks May Not Be Covered by Insurance. Our operations are subject to the operating hazards and risks normally incidental to handling, storing and transporting diesel fuel and gasoline, which are classified as hazardous materials. We maintain insurance policies in amounts and with coverages and deductibles that we believe are reasonable and prudent. There can be no assurance, however, that our insurance will be adequate to protect us from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of business; that we will be able to maintain acceptable levels of insurance; or that insurance will be available at economical prices.

Governmental Regulation. Numerous federal, state and local laws, regulations and ordinances, including those relating to protection of the environment and worker safety, affect our operations. There can be no assurance that we will be able to comply with existing and future regulatory requirements in the future without incurring substantial costs or otherwise adversely affecting our operations.

Changes in Environmental Requirements. We seek new business by, among other methods, persuading fleet operators who have been utilizing underground fuel storage tanks for their fueling needs to convert to commercial mobile fueling. In recent years, the owners of underground storage tanks have been required to remove or retrofit those tanks to comply with technical regulatory requirements pertaining to their construction and operation. If other more economical means of compliance are developed or adopted by owners of underground storage tanks, the opportunity to market our services to these owners may be adversely affected.

Terrorism and Warfare in the Middle East May Adversely Affect the Economy and the Price and Availability of Petroleum Products. Terrorist attacks, as well as the continuing political unrest and warfare in the Middle East, may adversely impact the price and availability of fuel, our results of operations, our ability to raise capital and our future growth. The impact of terrorism on the oil industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil or natural gas supplies and markets, the sources of our products, and our infrastructure facilities or our suppliers could be direct or indirect targets. Terrorist activity may also hinder our ability to transport fuel if the means of supply transportation, such as rail or pipelines, become damaged as a result of an attack. A lower level of economic activity following a terrorist attack could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also impair our ability to raise capital. Terrorist activity or further instability in the Middle East could also lead to increased volatility in fuel prices, which could adversely affect our business generally.

USE OF PROCEEDS

We will receive up to $138,502.60 upon the exercise of the Warrants by the Selling Stockholders. We would also benefit by the reduction of up to $5,304,612.50 of outstanding debt if the August 2007 Convertible Notes are converted to common stock. We will not receive any proceeds from the sale of the Shares or Warrants by the Selling Stockholders.

DESCRIPTION OF WARRANTS

This section is a summary and may not describe every aspect of the Warrants that may be important to you. We urge you to read the Form of Stock Purchase Warrant as previously filed with the SEC as it defines the rights of a holder of those securities. See “Where You Can Find More Information” for information on how to obtain copies of documents referenced in this prospectus.

The Warrants entitle the holder to purchase one share of common stock at an exercise price of $1.752 per share and will expire on August 7, 2011.

The Warrants include provisions for the appropriate adjustment in the Warrant price and the number and kind of securities purchasable upon the exercise of the Warrants upon the occurrence of certain events, including, subdivision or combination of shares, reclassification of our common stock, merger and the payment of stock dividends. The Warrant Shares, when issued upon exercise of a Warrant, will be fully paid and non-assessable and free from all taxes, liens and charges. No fractional Shares will be issued in connection with any exercise of the Warrants. The holder of a Warrant will not possess any rights as our stockholder before the Warrant has been exercised and the Warrant Shares have become deliverable. The Warrants may not be redeemed without the consent of the Warrant holder. As of December 18, 2007, there were 79,054 Warrants outstanding to purchase a total of 79,054 Warrant Shares.

A Warrant may be exercised by surrender of the Warrant on or before the expiry date at our principal office in Fort Lauderdale, Florida, accompanied by (i) a completed and executed Notice of Exercise form, attached as Exhibit A to the Warrant, and (ii) payment of the exercise price for the number of Warrant Shares to be acquired.

The foregoing discussion is qualified in its entirety by reference to the detailed provisions of the Stock Purchase Warrant.

SELLING STOCKHOLDERS

Included in the 4,566,219 shares of our common stock we are registering for resale, 79,054 are issuable to certain Selling Stockholders upon the exercise of Warrants and 3,633,296 are issuable upon the conversion of the August 2007 Convertible Notes into common stock. The Shares, Warrants and August 2007 Convertible Notes were issued in the August 2007 private placement. We are also registering for resale the 79,054 common stock purchase warrants. The following table sets forth certain information regarding the beneficial ownership of the Selling Stockholders, as of October 15, 2007. We have prepared this table based on information furnished to us by or on behalf of the Selling Stockholders.

None of the Selling Stockholders have held any position or office or had any other material relationship with us, our predecessors or affiliates within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of common stock by the Selling Stockholders. Beneficial ownership is determined in accordance with Rule 13d-3(d) as promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Beneficial ownership generally includes voting or investment power with respect to securities and also includes any shares that the Selling Stockholders have a right to acquire within sixty days of October 15, 2007. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares. The percentage of ownership data is based on 14,556,295 shares of our common stock issued and outstanding as of October 15, 2007. Since the date on which they provided us with the information below, the Selling Stockholders may have sold, transferred or otherwise disposed of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.

The Selling Stockholders may sell less than all of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions.

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned	Shares of common stock issuable Upon Exercise of Warrants	Shares of common stock issuable Upon the Conversion of the August 2007 Convertible Notes	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Joshua Tree Capital Partners, LP	943,429 (2)	16,892	513,699	868,429	75,000	*
Fred C. Applegate Trust, Fred C. Applegate Trustee U/A DTD 10/8/92	751,975 (3)	2,956	89,897	151,975	600,000	4.12
Dupont Pension Trust	684,932 (4)	0	684,932	684,932	0	0
Triage Capital Management LP	530,239 (5)	0	446,207	446,207	84,032	*
Mellennium Fixed Income Fund, L.P.	434,214 (6)	8,446	256,849	434,214	0	0
Gabriel & Alma Elias JT WROS	227,739 (7)	0	102,739	102,739	125,000	*
Delaware Charter G&T Cust IRA FBO Frank J. Campbell III	41,096 (8)	0	41,096	41,096	0	0
Rockmore Investment Master Fund Ltd	217,107 (9)	4,223	128,425	217,107	0	0
Pershing LLC F/B/O Leonid Frenkel IRA	215,753 (10)	0	215,753	215,753	0	0
Les R. Baledge	171,233 (11)	0	171,233	171,233	0	0
Leon Frenkel	171,233 (12)	0	171,233	171,233	0	0

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned	Shares of common stock issuable Upon Exercise of Warrants	Shares of common stock issuable Upon the Conversion of the August 2007 Convertible Notes	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
Scudder Smith Family Assoc LLC	140,548 (13)	0	20,548	20,548	120,000	*
Patricia McDermott	138,567 (14)	253	49,246	54,567	84,000	*
William Scott & Karen Kaplan Living Trust dtd 3/17/04	130,265 (15)	2,534	77,055	130,265	0	0
Richard A. Jacoby	98,116 (16)	0	85,616	85,616	12,500	*
Mark D. Wittman	94,408 (17)	0	42,808	42,808	51,600	*
Periscope Partners	92,466 (18)	0	92,466	92,466	0	0
Constance Blass O’Neill Trust #3, Patricia B. Blass, Trustee	92,466 (19)	0	92,466	92,466	0	0
International Investments	86,843 (20)	1,689	51,370	86,843	0	0
Carolyn Wittenbraker	68,548 (21)	0	20,548	20,548	48,000	*
Frank J. Campbell III	60,971 (22)	1,310	25,685	44,613	16,358	*
Robert Fisk	57,869 (23)	0	0	26,887	30,982	*
Capital Properties, LLC	51,370 (24)	0	51,370	51,370	0	0
Anthony McDermott	51,370 (25)	0	51,370	51,370	0	0
Kevin Hamilton	17,736 (26)	6,257	0	16,191	1,545	*
Arnold G. Bowles	43,422 (27)	845	25,685	43,422	0	0
Alberto Guadagnini	43,422 (28)	845	25,685	43,422	0	0
Amir Ecker	39,272 (29)	0	0	272	39,000	*
Amir L. Ecker & Maria T. Ecker JT WROS	32,534 (30)	0	32,534	32,534	0	0
Ecker Family Partnership	30,411 (31)	0	15,411	15,411	15,000	*
James Allsop	29,843 (32)	12,000	0	14,049	15,794	*
Sean McDermott	14,158 (33)	4,231	0	12,370	1,788	*
Robert Jacobs	25,738 (34)	8,593	0	22,913	2,825	*
Joseph Kornfield	22,774 (35)	0	10,274	10,274	12,500	*
Delaware Charter G&T Cust FBO Philip Lebovitz IRA	10,274 (36)	0	10,274	10,274	0	0
Michael Bevilacqua	10,274 (37)	0	10,274	10,274	0	0
Delaware Charter G&T Cust FBO Alan Stern IRA	10,274 (38)	0	10,274	10,274	0	0
David S. Allsopp	10,274 (39)	0	10,274	10,274	0	0
Bernadette Pucillo	8,567 (40)	3,757	0	4,757	3,810	*

	Ownership of Shares Prior to Offering				Ownership After Offering
Name	Number of Shares Beneficially Owned	Shares of common stock issuable Upon Exercise of Warrants	Shares of common stock issuable Upon the Conversion of the August 2007 Convertible Notes	Number of Shares Being Offered for Sale in this Offering	Number of Shares Beneficially Owned (1)	Percentage
James Giordano	4,223 (41)	4,223	0	4,223	0	0
TOTAL	5,905,953	79,054	3,633,296	4,566,219	1,339,734

*	Less than 1% of the shares outstanding.
(1)
Assumes that (i) all of the Warrants are exercised and sold, (ii) all of the August 2007 Convertible Promissory Notes are converted into common stock and sold, (iii) all of the shares of common stock currently beneficially owned by the Selling Stockholders and registered hereunder are sold, and (iv) the Selling Stockholder acquires no additional shares of common stock before the completion of this offering.

(2)
Consists of 75,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable, 16,892 shares of common stock issuable upon the exercise of the Warrants and 513,699 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(3)
Consist of 100,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable, 2,956 shares of common stock issuable upon the exercise of the Warrants and 89,897 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(4)	Consist of 684,932 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(5)
Consist of 84,032 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 446,207 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note. The Selling Stockholder has identified Leonid Frenkel as the Managing Member of Triage Capital LF Group LLC which acts as the general partner to a general partner of Triage Capital Management, L.P., as a natural person with sole voting and dispositive power over the Shares.

(6)	Consist of 8,446 shares of common stock issuable upon the exercise of the Warrants and 256,849 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(7)
Consist of 125,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 102,740 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(8)	Consist of 41,096 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(9)	Consist of 4,223 shares of common stock issuable upon the exercise of the Warrants and 128,425 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(10)	Consist of 215,753 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(11)	Consist of 171,233 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(12)	Consist of 171,233 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(13)
Consist of 20,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 20,548 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(14)
Consist of 14,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable, 253 shares of common stock issuable upon the exercise of the Warrants and 49,247 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(15)	Consist of 2,534 shares of common stock issuable upon the exercise of the Warrants and 77,055 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(16)	Consist of 85,616 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(17)
Consist of 21,600 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 42,808 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(18)	Consist of 92,466 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note. The Selling Stockholder has identified Leonid Frankel as its General Partner.
(19)	Consist of 92,466 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(20)	Consist of 1,689 shares of common stock issuable upon the exercise of the Warrants and 51,370 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(21)
Consist of 8,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 20,548 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(22)
Consist of 16,358 shares of common stock issuable upon the exercise of warrants that are presently exercisable, 1,310 shares of common stock issuable upon the exercise of the Warrants and 25,685 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(23)	Consist of 30,982 shares of common stock issuable upon the exercise of warrants that are presently exercisable.
(24)
Consist of 51,370 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note. The Selling Stockholder has identified Gus Blass II as its General Manager, as a natural person with sole voting and dispositive power over the Shares.

(25)	Consist of 51,370 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(26)	Consist of 1,545 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 6,257 shares of common stock issuable upon the exercise of the Warrants.
(27)	Consist of 845 shares of common stock issuable upon the exercise of the Warrants and 25,685 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(28)	Consist of 845 shares of common stock issuable upon the exercise of the Warrants and 25,685 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(29)	Consist of 4,000 shares of common stock issuable upon the exercise of warrants that are presently exercisable. Selling Stockholder is the General Partner of ACT Capital Partners, L.P.
(30)	Consist of 32,534 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(31)	Consist of 15,411 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(32)	Consist of 14,560 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 12,000 shares of common stock issuable upon the exercise of the Warrants.
(33)	Consist of 1,788 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 4,231 shares of common stock issuable upon the exercise of the Warrants.
(34)	Consist of 2,825 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 8,593 shares of common stock issuable upon the exercise of the Warrants.
(35)
Consist of 12,500 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 10,274 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.

(36)	Consist of 10,274 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(37)	Consist of 10,274 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(38)	Consist of 10,274 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(39)	Consist of 10,274 shares of common stock issuable upon the conversion of the August 2007 Convertible Promissory Note.
(40)	Consist of 2,810 shares of common stock issuable upon the exercise of warrants that are presently exercisable and 3,757 shares of common stock issuable upon the exercise of the Warrants.
(41)	Consist of 4,223 shares of common stock issuable upon the exercise of the Warrants.

PLAN OF DISTRIBUTION

General

The Shares and Warrants covered by this prospectus are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of the prospectus. All of the Shares and Warrants covered by this prospectus are being sold by the Selling Stockholder or its pledgees, donees, assignees, transferees or their successors-in-interest that receive the shares as a gift, partnership distribution or other non-sale related transfer.

The Selling Stockholders and their pledgees, donees, assignees, or other successors-in-interest who acquire their shares after the date of this prospectus may sell the Shares and Warrants directly to purchasers or through broker-dealers or agents.

The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Sales may be effected in one or more of the following transactions:

•	on the Nasdaq Capital Market,

•	in the over-the-counter market,

•	in privately negotiated transactions,

•	for settlement of short sales, or through long sales, options or transactions involving cross or block trades,

•	by pledges to secure debts and other obligations, or

•	in a combination of any of these transactions.

In addition, any Shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Applicable Law. Each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of Shares by the Selling Stockholders.

Pledge or Transfer of Shares. The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer Shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Selling Arrangements with Broker-Dealers. Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

Upon being notified in writing by a Selling Stockholder that any material agreement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Stockholder. Each Selling Stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each Selling Stockholder that the stockholder may not use Shares registered on this registration statement to cover short sales of common stock made prior to the date that the SEC declares this registration statement effective.

If the Selling Stockholders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this registration statement.

Supplements. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of Shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering. In particular, upon being notified by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

State Securities Law. Under the securities laws of some states, the Selling Stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the Selling Stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

Expenses; Indemnification. We will receive up to $138,502.60 upon exercise of the Warrants but we will not receive any of the proceeds from shares sold by the Selling Stockholders. We will bear the expenses related to the registration of this offering but will not pay the Selling Stockholders’ underwriting fees, commissions or discounts, if any. We have agreed to indemnify the Selling Stockholders against some civil liabilities, including some that may arise under the Securities Act.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS

Our consolidated financial statements as of June 30, 2007 and June 30, 2006 and for each of the three years in the period ended June 30, 2007, included in our Annual Report of Form 10-K for the year ended June 30, 2007, incorporated by reference herein, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

•	our Annual Report on Form 10-K for the year ended June 30, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007;

•	our Definitive Proxy Statement on Schedule 14A, filed on October 26, 2007;

•	our Current Reports on Form 8-K filed with the SEC on August 14, 2007; October 12, 2007; November 2, 2007 and November 23, 2007; and

•	the description of our common stock contained in Amendment No. 2 to our Registration Statement on Form 8-A/A (SEC File No. 000-21825) filed with the SEC on June 5, 2007.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

You may receive a copy of any of these filings, at no cost, by writing or calling SMF Energy Corporation, 200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida, 33309, telephone (954) 308-4200, and directed to the attention of Richard E. Gathright, Chief Executive Officer and President.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

SMF ENERGY CORPORATION

COMMON STOCK
and
WARRANTS

PROSPECTUS

________________, 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. The registrant has agreed to pay all the costs and expenses of this offering. All amounts shown are estimates except the Commission’s registration fee.

Registration Fee--Securities and Exchange Commission	$107.99
Legal Fees and Expenses	25,000.00	*
Accounting Fees and Expenses	20,000.00	*
Total	$45,107.99	*

* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

SMF is incorporated in the State of Delaware. Section 145(a) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had no cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. SMF’s Certificate of Incorporation contains such a provision.

The Certificate of Incorporation of SMF generally allows indemnification of officers and directors to the fullest extent allowed by law. SMF currently intends to indemnify its officers and directors to the fullest extent permitted by its Certificate of Incorporation and Delaware Law.

We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of SMF.

ITEM 16. EXHIBITS

Exhibit No.	Description of Exhibit

4.1	Form of Indenture, dated August 8, 2007 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on August 14, 2007)

4.2	Form of Security Agreement, dated August 8, 2007 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on August 14, 2007)

4.3	Form of Securities Purchase Agreement, dated August 1, 2007

4.4	Form of Stock Purchase Warrant, dated August 8, 2007 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on August 14, 2007)

4.5	Form of 11½% Senior Secured Convertible Promissory Note, dated August 8, 2007 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on August 14, 2007)

5.1	Opinion of Davis Graham & Stubbs LLP

23.1	Consent of Davis Graham & Stubbs LLP (included in its opinion filed as Exhibit 5.1)

23.2	Consent of Grant Thornton LLP

24.1	Power of Attorney (included on the signature page hereto)

ITEM 17. UNDERTAKINGS

(a) We hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (Securities Act);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(ii) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on December 20, 2007.

SMF ENERGY CORPORATION

By:	/s/ Richard E. Gathright
Richard E. Gathright
Chief Executive Officer and President (Principal Executive Officer)
POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard E. Gathright and Michael S. Shore his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, or any registration statement relating to this offering to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Richard E. Gathright Richard E. Gathright	Chief Executive Officer and President, and Chairman of the Board (Principal Executive Officer)	December 20, 2007

/s/ Michael S. Shore Michael S. Shore	Chief Financial Officer and Senior Vice President (Principal Financial and Accounting Officer)	December 20, 2007

/s/ Wendell R. Beard Wendell R. Beard	Director	December 20, 2007

/s/ Larry S. Mulkey Larry S. Mulkey	Director	December 20, 2007

/s/ C. Rodney O’Connor C. Rodney O’Connor	Director	December 20, 2007

/s/ Robert S. Picow Robert S. Picow	Director	December 20, 2007

/s/ Steven R. Goldberg Steven R. Goldberg	Director	December 20, 2007

/s/ Nat Moore Nat Moore	Director	December 20, 2007

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.3	Form of Securities Purchase Agreement, dated August 1, 2007

5.1	Opinion of Davis Graham & Stubbs LLP

23.2	Consent of Grant Thornton LLP